CANADA JETLINES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JULY 31, 2016

(Unaudited)
 (Expressed in Canadian Dollars)

CANADA JETLINES LTD.
PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(Expressed in Canadian Dollars)

	JET METAL CORP. AS AT JULY 31, 2016	CANADA JETLINES LTD. AS AT SEPTEMBER 30, 2016	NOTE		PRO FORMA ADJUSTMENTS	PRO FORMA CONSOLIDATED

ASSETS

Current assets
Cash and cash equivalents	$1,372,395	$7,121	3(b	)	$5,480,646	$
			3(c	)	306,626
			3(g	)	(250,000)		6,916,788
Loan receivable	205,307	-	3(d	)	(205,307)		-
Other receivables	24,834	43,936			-		68,770
Prepaid expenses	58,256	12,479			-		70,735
	1,660,792	63,536			5,331,965		7,056,293

Available-for-sale investment	200,000	-			-		200,000
Deposits	100,000	65,585			-		165,585
Equipment	-	1,572			-		1,572
Reclamation bonds	10,824	-			-		10,824

	$1,971,616	$130,693			$5,331,965		$7,434,274

LIABILITIES AND EQUITY

Current liabilities
Payables and accrued liabilities	$324,088	$553,644	3(e	)	$(47,334)		$830,398
Due to related parties	243,210	-	3(a	)	(100,000)
			3(e	)	47,334		190,544
Short-term loan	-	208,495	3(d	)	(208,495)		-
	567,298	762,139			(308,495)		1,020,942

Future reclamation provisions	20,807	-			-		20,807
	588,105	762,139			(308,495)		1,041,749
Equity
Capital stock	90,663,999	2,597,891	3(a	)	100,000
			3(b	)	5,364,934
			3(c	)	306,626
			3(f	)	(84,920,309)		14,113,141
Reserves	21,475,351	544,014	3(b	)	115,712
			3(f	)	(21,475,351)
			3(h	)	529,190		1,188,916
Deficit	(110,755,839)	(3,773,351)	3(d	)	3,188
			3(f	)	106,395,660
			3(g	)	(250,000)
			3(h	)	(529,190)		(8,909,532)
	1,383,511	(631,446)			5,640,460		6,392,525

	$1,971,616	$130,693			$5,331,965		$7,434,274

The accompanying notes are an integral part of the pro forma consolidated statement of financial position.

CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JULY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

1.   BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of financial position of Canada Jetlines Ltd. ("Jetlines") as at July 31, 2016 has been prepared after giving effect to the proposed transaction (the "Transaction") as described in Note 2.  The unaudited pro forma consolidated statement of financial position has been prepared as if the Transaction had been completed on July 31, 2016.

The unaudited pro forma consolidated statement of financial position has been prepared from information derived from and should be read in conjunction with the following:

a.	The unaudited condensed interim consolidated financial statements of Jet Metal Corp. ("Jet Metal") as at and for the period ended July 31, 2016; and

b.	The unaudited condensed interim financial statements of Jetlines as at and for the period ended September 30, 2016.

The unaudited pro forma consolidated statement of financial position has been prepared for inclusion in a preliminary short form prospectus dated November 25, 2016.   The prospectus is being prepared to facilitate the completion of a financing that is required as a condition of the Amalgamation Agreement dated April 12, 2016, pursuant to which Jetlines will amalgamate with a wholly owned subsidiary of Jet Metal and Jet Metal will change its name to "Canada Jetlines Ltd." (the "Resulting Issuer") (Note 2).  The Transaction is considered, from an accounting perspective, to be an asset acquisition with Jetlines acquiring the net assets of Jet Metal and continuing as the Resulting Issuer.

It is management's opinion that the unaudited pro forma consolidated statement of financial position presents fairly, in all material respects, the transactions described in Note 2 in accordance with International Financial Reporting Standards ("IFRS").  The accounting policies used in the preparation of the unaudited pro forma consolidated statement of financial position are consistent with the accounting policies of Jet Metal as at July 31, 2016 and Jetlines as at September 30, 2016.  The pro forma adjustments, as described in Note 3, are based on available information and certain estimates and assumptions.  The unaudited pro forma consolidated statement of financial position is not intended to reflect the financial position of the Resulting Issuer which would have actually resulted had the Transaction been effected on the date indicated.  Further, the unaudited pro forma consolidated statement of financial position is not necessarily indicative of the results of operations that may be obtained in the future.

Completion of the Transaction is subject to a number of conditions, including completion of the financing and final TSX Venture Exchange acceptance.  Conditional approval from the TSX Venture Exchange has been received.  There can be no assurance that the Transaction will be completed as proposed or at all.

2.  PRO FORMA TRANSACTIONS

On April 12, 2016, Jet Metal entered into an Amalgamation Agreement with Jetlines whereby Jetlines will amalgamate with a wholly owned subsidiary of Jet Metal and Jet Metal will change its name to "Canada Jetlines Ltd."  Pursuant to the Amalgamation Agreement, one and one-half (1.5) common shares of the Resulting Issuer will be issued in exchange for every one (1) common share held of Jetlines.  Outstanding warrants and stock options of Jet Metal and Jetlines will become outstanding warrants and stock options of the Resulting Issuer subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and stock options.

Prior to closing the Transaction, Jet Metal is required to complete a consolidation of its common shares on the basis of one (1) post-consolidation common share of Jet Metal for every one and one-half (1.5) pre-consolidation common share of Jet Metal.  All numbers presented with respect to common shares, stock options and warrants are post-consolidation.

Prior to the completion of the Transaction, Jet Metal will complete a financing through the issuance of a minimum of 20,000,000 and a maximum of 33,333,333 subscription receipts (the "Subscription Receipts") at a price of $0.30 per Subscription Receipt for gross proceeds of a minimum of $6,000,000 and a maximum of $10,000,000.  The Subscription Receipts will be offered for sale on a commercially reasonable efforts, agency basis pursuant to an agency agreement (the "Agency Agreement") to be entered into among Jet Metal, Jetlines, Mackie Research Capital Corporation ("Mackie") as lead agent, together with Canaccord Genuity Corp., Echelon Wealth Partners Inc., PI Financial Corp. and Haywood Securities Inc. (together with Mackie, the "Agents").

CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JULY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration or further action on the part of the holder, one unit of the Resulting Issuer (each a "Unit" and collectively the "Units"), upon receipt by the escrow agent, prior to the Termination Time (as defined herein), of a release notice from Jet Metal and Jetlines, and acknowledged by Mackie on behalf of the Agents, confirming that: (a) all of the conditions precedent to the closing of the Transaction have been satisfied or waived to the satisfaction of Jet Metal and Jetlines, (b) except as consented to in writing by Mackie on behalf of the Agents, no material provision of the Amalgamation Agreement has been amended by the parties thereto, and (c) neither Jet Metal nor Jetlines is in material breach or default of the Agency Agreement (the "Release Notice").

Each Unit will consist of, depending on the residency of the purchaser, one common share or one variable voting share of the Resulting Issuer (each, a "Unit Share") and one half of one share purchase warrant (each whole warrant, a "Warrant").  Each Warrant shall entitle the holder thereof to purchase, depending on the residency of the purchaser, one common share or one variable voting share of the Resulting Issuer at a price of $0.50 at any time up to 5:00 p.m. (Vancouver time) on the date which is 24 months from the date of the Release Notice.

If the closing of the Transaction does not occur by the day that is 120 days after the closing date of the financing, each one Subscription Receipt will be exercisable into 1.05 Units, and thereafter at the end of each additional thirty (30) day period up to the day that is 180 days after the closing of the financing, each Subscription Receipt will be exercisable for an additional 0.05 Units, subject to a pro-rated per diem adjustment should the Transaction close within such a thirty (30) day period. If: (i) the closing of the Transaction does not occur by the day that is 180 days after the closing of the financing, (ii) the Transaction is terminated in accordance with the terms of the Amalgamation Agreement at any earlier time, or (iii) Jet Metal advises the Agents or announces to the public that it does not intend to complete the Transaction (in any such case, the "Termination Time"), then holders of Subscription Receipts will be entitled to receive an amount per Subscription Receipt equal to $0.30 and a pro rata entitlement to the interest earned thereon. Any shortfall will be funded by Jet Metal.

As a condition of the Transaction, Jet Metal is required to settle amounts due to a related party in the amount of $100,000 by issuing 333,333 common shares at a price of $0.30 per common share.

The acquisition of the net assets of Jet Metal by Jetlines is summarized as follows:

Value of equity instruments	$5,743,690

Value of net assets:
Cash and cash equivalents	1,372,395
Loan receivable	205,307
Other receivables	24,834
Prepaid expenses and deposits	158,256
Available-for-sale investment	200,000
Reclamation bonds	10,824
Payables and accrued liabilities	(324,088)
Due to related parties	(243,210)
Future reclamation provisions	(20,807)

1,383,511

Listing expense	$4,360,179

The above summary provides an initial allocation which may change upon valuation of the individual assets, liabilities and equity instruments.  The fair value of the net assets of Jet Metal to be acquired will ultimately be determined on the closing date of the Transaction.  It is likely that the fair values of assets and liabilities acquired will vary from those shown above and the differences may be material.

CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JULY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

Since Jet Metal has become a dormant public shell, Jet Metal does not meet the definition of a business and the Transaction is accounted for as a purchase of Jet Metal's net assets.  The purchase consideration is determined as an equity-settled share-based payment in accordance with IFRS 2, "Share-based payment", at the fair value of the equity instruments retained by the shareholders of Jet Metal, based on the market value of Jet Metal's common shares on the closing date of the Transaction.

The fair value of the equity instruments valued at $5,743,690 is summarized as follows:

Common shares	$5,743,690
Warrants	-

$5,743,690

As at July 31, 2016, Jet Metal had 13,333,333 warrants outstanding with an exercise price of $0.38 and expiry date of September 16, 2019.  On the basis that the warrants of Jet Metal are replacement equity instruments, the incremental fair value of the warrants of Jet Metal outstanding as at July 31, 2016 was determined to be $Nil.

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated statement of financial position has been prepared on the basis that the Transaction occurred on July 31, 2016 using the following assumptions and adjustments:

a.	Jet Metal settled amounts due to a related party in the amount of $100,000 by issuing 333,333 common shares at a price of $0.30 per common share.
b.
Jet Metal completed the financing for the minimum amount of 20,000,000 Subscription Receipts at a price of $0.30 per Subscription Receipt for gross proceeds of $6,000,000.  Each Subscription Receipt is exercisable into Units.  In connection with the financing and Transaction, Jet Metal paid agency fees or finders' fees in the amount of $519,354, issued 1,500,000 broker warrants with a fair value of $115,712 and issued 443,544 common shares to a broker for compensation with a fair value of $133,063 ($0.30 per common share).

The weighted average fair value of the broker warrants amounted to $0.08 per warrant and the total fair value of the broker warrants was $115,712.  The fair value of the broker warrants was determined using the Black-Scholes Option Pricing Model and the following weighted average assumptions: risk free rate of 0.54%, expected life of 2 years, annualized volatility of 173% and expected dividend yield of nil.

c.
Jetlines completed a private placement for 1,022,088 units at a price of $0.30 per unit for gross proceeds of $306,626.  Each unit consisted of one common share and one warrant exercisable for 24 months at a price of $0.38.

d.
Jet Metal provided Jetlines with a short-term loan with principal and accrued interest balances in the amount of $200,000 and $5,307, respectively, as at July 31, 2016.  All inter-company balances are eliminated on consolidation.

e.
The balance of payables and accrued liabilities included amounts due to key management personnel of Jetlines in the amount of $47,334.  The balance was reclassified to due to related parties for consistent presentation.

f.
To record, on a consolidated basis, the acquisition of the net assets of Jet Metal and the completion of the Transaction, based on the assumptions that the following material transactions were completed:

i.	Jet Metal issued 15,268,634 common shares to the shareholders of Jetlines in exchange for 10,179,101 common shares of Jetlines.

56
CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JULY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

ii.
The Transaction has been accounted for as an acquisition of the net assets of Jet Metal by Jetlines, accompanied by a recapitalization and continuation of the financial statements of Jetlines.  The fair value of the net assets of Jet Metal acquired by Jetlines was the same as their historical book value in the amount of $1,383,511.  The purchase price discrepancy between consideration paid (equity instruments of $5,743,690) and the fair value of net assets acquired ($1,383,511) in the amount of $4,360,179 is allocated to listing expense (Note 2).

g.	Jetlines incurred further professional and regulatory fees of $250,000 in relation to the completion of the Transaction.

h.
Jetlines granted 4,600,000 stock options to officers, directors, employees and consultants with an exercise price of $0.30 which expire 5 years from the closing date of the Transaction.  The weighted average fair value of the stock options amounted to $0.12 per stock option and the total fair value of the stock options was $529,190.  The fair value of stock options granted was determined using the Black-Scholes Option Pricing Model and the following weighted average assumptions: risk free rate of 0.60%, expected life of 5 years, annualized volatility of 164% and expected dividend yield of nil.

4.  PRO FORMA EFFECTIVE INCOME TAX RATE

The pro forma effective income tax rate applicable to the operations of Jetlines in Canada is 26%.

5.  PRO FORMA COMMON STOCK

	Number of common shares	Common stock	Reserves	Total

Authorized:
Unlimited common shares without par value

Issued and outstanding:
Balance as at July 31, 2016, prior to Transaction	28,218,451	$2,597,891	$544,014	$3,141,905
Share consolidation (Note 2)	(9,406,151)	-	-	-
Common shares issued for debt (Note 3(a))	333,333	100,000	-	100,000
Financing (Note 3(b))	20,000,000	5,364,934	115,712	5,480,646
Broker shares (Note 3(b))	443,544	-	-	-
Amalgamation (Note 3(f))	15,268,634	6,050,316	-	6,050,316
Share-based payments (Note 3(h))	-	-	529,190	529,190

Pro forma common stock after the Transaction	54,857,811	$14,113,141	$1,188,916	$15,302,057